Exhibit 1.02

HESS CORPORATION

CONFLICT MINERALS REPORT

This Conflict Minerals Report of Hess Corporation (the “Company”) has been prepared pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

Rule 13p-1 and Form SD require companies to disclose certain information regarding products that they manufacture, or contract to manufacture, when: (a) those products contain one or more of the minerals gold, columbite-tantalite (coltan), cassiterite, or wolframite, or their derivatives tantalum, tin, and tungsten (the “Conflict Minerals”); (b) Conflict Minerals are necessary to the functionality or production of those products; and (c) the Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”).

Section 1.	Reasonable Country of Origin Inquiry

Beginning in 2012, the Company initiated a review of the products that it manufactures in order to identify those products that contained one or more of the Conflict Minerals. After conducting the product review, the Company determined that Conflict Minerals were necessary to the functionality of the products that it had identified.

The Company then conducted a reasonable country of origin inquiry in order to determine whether any of the products that it manufactured in 2013, either internally or through arrangements with third-party manufacturers, contained Conflict Minerals that originated in a Covered Country.

To conduct the reasonable country of origin inquiry, the Company used the conflict minerals reporting template developed by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI) Extractives Working Group (the “EICC/GeSI Reporting Template”). As part of this inquiry, the Company also evaluated whether any of the products that it manufactured during the reporting period contained Conflict Minerals that came from recycled or scrap sources.

The Company has initiated a process to review the responses that it received from its suppliers for completeness, reasonableness, and reliability.

The Company has concluded that the responses obtained in its reasonable country of origin inquiry are insufficient to form the basis for a reasonable belief that none of the Conflict Minerals necessary to the functionality or production of the Company’s products originated in a Covered Country.

Section 2.	Due Diligence

This report relates to the following products (the “Covered Products”): toy trucks and fuel cells.

Section 2.1	Design of the Company’s Due Diligence Measures

The Company designed its due diligence measures to conform with the framework set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas (Second Edition), including the related supplements on gold, tin, tantalum and tungsten.

Section 2.1	Due Diligence Measures Performed by the Company

Management Systems

The Company’s Conflict Minerals due diligence efforts were managed by personnel representing the following functions: environment, health and safety, corporate social responsibility, supply chain and legal.

The Company has established a process to obtain and record information from its suppliers regarding the use and origin of Conflict Minerals in the Covered Products. In order to obtain this information, the Company has used the EICC/GeSI Reporting Template. The Company’s efforts to engage its suppliers and all responses received from suppliers have been tracked and documented.

Assessment of Risk in the Supply Chain

The Company took the steps described below to assess the risks that: (a) Conflict Minerals contained in the Covered Products originated in the Covered Countries; and (b) the sourcing of those Conflict Minerals may have directly or indirectly financed armed groups in the Covered Countries.

The Company sent its suppliers a copy of the EICC/GeSI Reporting Template along with a cover letter providing information on the Conflict Minerals disclosure requirements of the Securities and Exchange Commission. In doing so, the Company asked its suppliers to identify whether any products or product components supplied to Hess during the reporting period contained Conflict Minerals and the smelter used by the supplier, or the supplier’s suppliers, to obtain the relevant Conflict Minerals. The Company asked suppliers to provide information on their due diligence efforts to identify the source and chain of custody of any Conflict Minerals provided to Hess during the reporting period. Finally, the Company asked suppliers whether any Conflict Minerals supplied to Hess originated with smelters that had been validated by the Conflict-Free Smelter Program of the EICC’s Conflict-Free Sourcing Initiative.

Strategies to Respond to Identified Risks

Hess has followed up with its suppliers in order to obtain complete responses to its inquiries regarding Conflict Minerals.

The Company has a process in place to review all responses received from suppliers for completeness, reasonableness, and reliability.

The Company has tracked and documented its efforts to follow up with its suppliers.

Independent Third-Party Audits

Due to the Company’s position in the supply chain, the Company does not conduct or commission independent third-party audits of the smelters from which its suppliers source Conflict Minerals. The Company has relied upon the Conflict-Free Sourcing Initiative founded by EICC and GeSI for independent third-party audit information.

Reporting

With the preparation and submission of this Conflict Minerals Report, the Company has provided a public report of its due diligence measures with regard to the sourcing of Conflict Minerals. A copy of this report is included in our Form SD which is available at www.hess.com/investors.

Section 3.	Product Categorization and Results of Due Diligence

The Company’s due diligence efforts were not fully conclusive as to whether the Conflict Minerals contained in the Covered Products originated in a Covered Country or came from recycled or scrap sources. The Company has therefore concluded that the status of all of the Covered Products is “DRC conflict undeterminable.”

Based on a review of the survey responses provided by the Company’s suppliers, the Company does not have sufficient information to make a declaration as to the specific facilities used to process the Conflict Minerals in the Covered Products. The Company also does not have sufficient information by which to determine the country of origin of the Conflict Minerals in the Covered Products.

Section 4.	Future Steps to Improve Due Diligence

Since the conclusion of the reporting period, the Company has continued to follow up with its suppliers in order to identify the source of any Conflict Minerals used in its products. The Company will ensure that any new suppliers are incorporated into its due diligence efforts with regard to Conflict Minerals.

The Company is also developing a Conflict Minerals policy and contract language regarding Conflict Minerals for inclusion in its contracts with suppliers.

Section 5.	Independent Private Sector Audit

For 2013, the Company has classified the Covered Products as “DRC conflict undeterminable.” No independent private sector audit is required.

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